Mail Stop 3561

September 27, 2007

Mr. Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien
Taipei, Taiwan ROC

      Re: **Kid Castle Educational Corporation**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed August 29, 2007
             File No. 333-39629

Dear Mr. Yang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Executive Compensation, page 7

Compensation Discussion and Analysis, page 7

1. We note your response to comment 2 in our comment letter dated August 9, 2007. We further note the revisions you have made to your disclosure in response to our comment and, specifically, your indication that "the primary quantifiable measurement of operational excellence for the Company is the achievement of profitability, which is directly related to increasing annual revenue. Executives' annual performance evaluations are based in part on their achievement of the aforementioned goals and in part on revenue targets that may be established by the Board of Directors at the beginning of the each fiscal year." Please revise your discussion to disclose these revenue targets.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:	Carter Mackley, Esq.
	Fax: (206) 370-6119